BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
200 Haddonfield Berlin Road, Ste. 402
Gibbsboro, New Jersey 08026-1239
(856) 346-2828 Fax: (856) 346-2882

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on October 30, 2006, to be filed by our former client, Axial Vector Engine Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm except as it relates to the following:

A material weakness exists as of June 30, 2006, with regard to insufficient personnel in the accounting and financial reporting function due to the size of the company which prevents the ability to employ sufficient resources to have adequate segregation of duties within the internal control system. This material weakness affects management's ability to effectively review and analyze elements of the financial statement closing process and prepare consolidated financial statements in accordance with U.S. GAAP.

In addition, a material weakness exists as of June 30, 2006, in controls over closing procedures due to a number of adjustments made at the end of the year period. There were deficiencies in the analysis and reconciliation of general ledger accounts which were indicative of a material weakness in controls over closing procedures, including the (a) recognition of expenses in appropriate periods, and (b) the accounting and reporting of capital transactions.

Very truly yours,

Bagell, Josephs, Levine & Company, L.L.C.
Gibbsboro, NJ 08026

November 22, 2006